Mr. Larry Spirgel
United States Securities and Exchange Commission

Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83
CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".
February 1, 2018
Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-06686

Dear Mr. Spirgel:
During a conference call on January 4, 2018, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain additional comments to the comment response letter filed with the Staff on December 15, 2017 related to the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 filed on February 21, 2017. This letter sets forth our response to the Staff's second comment. As also discussed on the conference call with the Staff, we previously provided responses to the first and third additional comments separately.
Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment of the entirety of the comments and responses included in this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 1

Mr. Larry Spirgel
United States Securities and Exchange Commission

and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.
Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1

1.
We note your discussion on page 3 regarding your expectation that operating margins from digital services will continue the trend seen in 2017 [***]. Please provide actual data regarding this [***] including the trend you saw in 2017 (i.e. how the [***] changed in 2017 for [***] relative to some of your other larger operating segments, [***]), and your specific expectations for further [***], including the amount of time you expect this [***] to take and how you expect the operating margins [***] to change relative to some of your other larger operating segments (i.e. what are your expected trends for [***]).

The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #2
As shown in our response on January 18, 2018 to comment 1, margins for [***], and this trend is expected to continue in 2018 with forecasted margins [***]. [***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #2 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 2

Mr. Larry Spirgel
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #3
As a reminder, digital services are embedded throughout each of our global networks and agencies within IAN. The Company does not track revenue or margin by service offering. In the Company’s other larger networks within the IAN segment, we have identified several discrete agencies that provide predominantly digital services and have noted that aggregate operating margin percentages of these agencies [***].

The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #3 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #4
As stated in prior correspondence, the Company expects [***]. Future projections through 2022 also show [***] at [***] these operating units. [***] We expect this trend to continue through 2022 [***].
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #4 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 3

Mr. Larry Spirgel
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #5

Operating Margin % Network	Forecast 2018	Forecast 2019	Forecast 2020	Forecast 2021	Forecast 2022
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #5 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #6
[***] have taken proactive measures to increase profitability, including divesting numerous non-strategic and unprofitable agencies. They have also been acquiring strategic businesses to provide enhanced capabilities and presence in key markets, as well as hiring talent and increasing investment in fast growth disciplines to drive continued revenue growth. [***] forecast revenue growth in 2018, which is projected to continue through 2022, resulting in increased employee utilization and leverage of shared resources that will provide for increased operating margins.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #6 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #7
Due to the factors presented above, [***].
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #7 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #8
As detailed in our initial response, [***] our [***] operating segments within IAN provide a comprehensive array of global communications and marketing services, each offering a similar range of services to a large overlapping client base, and, along with the similar economic characteristics [***],

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 4

Mr. Larry Spirgel
United States Securities and Exchange Commission

demonstrate that the aggregation criteria as detailed in ASC 280-10-50-11 are met by the components of the Company’s IAN segment.
The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #8 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

* * *
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 5